SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of announcement: 07 May 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                                                         BT GROUP PLC

            7 May 2015
                                                                                                        RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2015

BT Group plc (BT.L) today announced its results for the fourth quarter and year to 31 March 2015.

		Fourth quarter to 31 March 2015		Year to 31 March 2015
		£m	Change	£m	Change
Revenue1		4,639	(2)%	17,851	(2)%
Underlying revenue2 excluding transit			(1.3)%		(0.4)%
EBITDA1		1,819	7%	6,271	3%
Profit before tax	- adjusted1	1,030	14%	3,172	12%
	- reported	842	13%	2,645	14%
Earnings per share	- adjusted1	10.0p	11%	31.5p	12%
	- reported	8.4p	17%	26.5p	3%
Normalised free cash flow3		1,267	£(79)m	2,830	£380m
Net debt				5,119	£(1,909)m
Full year proposed dividend				12.4p	14%

Gavin Patterson, Chief Executive, commenting on the results, said:

"It's been a ground-breaking year for BT, in which we've made some key decisions and announced some major investments to underpin the future growth of the business.  Profit before tax and free cash flow have both grown strongly and we have delivered or beaten the outlook we set at the start of the year.

"Our superfast broadband network now passes more than three-quarters of the UK and we've announced plans to upgrade to ultrafast.  This will be another multi-year investment by Openreach and is the right thing for both BT and the UK, providing even faster speeds in an already competitive market.  We delivered our best ever performance for fibre connections in the fourth quarter with Openreach adding almost half a million premises to our network.  Our retail business delivered a record-breaking 266,000 of these connections.

"Shareholders approved our proposed £12.5 billion acquisition of EE last week.  While we await regulatory approval, we have pushed ahead with our own mobility plans, launching our great value BT Mobile consumer service in March.

"Our BT Sport TV channels are now in more than 5.2 million homes, with the customer base growing again in the quarter. We're pleased to have secured FA Premier League football rights for a further three years, and an extension with Aviva Premiership Rugby for four more years.  With exclusive live football from the UEFA Champions League and UEFA Europa League, we'll be showing even more top sporting action from this summer.

"For our business customers, we launched a number of innovative services this year including BT Assure Threat Defence, BT One Phone and BT Cloud Voice.  And while in the UK public sector trading remains tough, we continue to see good growth in Asia and the Middle East.

"We will continue to deliver on our investments and improve the service we provide to our customers.  This year we recruited 2,500 new engineers and more than 500 new agents into our UK contact centres, with over 500 new apprentices across the group.  Each of our customer-facing lines of business made improvements in service this year.  We have increased the speed of service delivery, repaired faults faster and fixed more customer issues first time.  But we recognise we're not yet where we want to be and this will continue to be a priority for us.

"We made further progress with transforming our costs, contributing to a 6% decline in operating costs4 in the fourth quarter.  We've reorganised our business, increased productivity and streamlined our processes.

"Our performance during the year is reflected in our full year dividend, which is up 14%. Our results and the investments we are making position us well for the future and enable us to increase our free cash flow outlook for the coming year."

1 Before specific items
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Excludes specific items, transit costs, foreign exchange movements and the effect of acquisitions and disposals and is before depreciation and amortisation

Key points for the fourth quarter:
• Underlying revenue1 excluding transit down 1.3%
• Underlying operating costs2 excluding transit down 6%
• EBITDA3 grew 7%, partly helped by the settlement of ladder pricing arrangements
• Our best ever quarter for Openreach fibre broadband net connections of 455,000, up 31%
• Agreed definitive terms for proposed acquisition of mobile operator EE
• Secured content for FA Premier League to 2018/19 and Aviva Premiership Rugby to 2020/21
• Launched great value mobile offerings into the consumer market
• 2014 triennial pension funding valuation agreed in January

Key points for the year:
• Results in line with or ahead of our outlook for the year
• Underlying revenue1 excluding transit down 0.4%
• Underlying operating costs2 excluding transit down 2%
• EBITDA3 of £6,271m, up 3%
• Earnings per share3 up 12%
• Normalised free cash flow4 of £2,830m, up 16%
• Net debt at £5,119m down £1,909m including the benefit of our £1.0bn share placing
• Proposed final dividend of 8.5p, up 13%, giving a full year dividend of 12.4p, up 14%

Outlook for 2015/16:
Our outlook for 2015/16, which is for BT Group excluding EE, is as follows:

	2014/15 results	2015/16 outlook
Underlying revenue1 excluding transit	Down 0.4%	Growth
EBITDA3	£6,271m	Modest growth
Normalised free cash flow4	£2,830m	c.£2.8bn
Dividend per share	Up 14%	Up 10% - 15%
Share buyback	£320m	c.£300m

• We continue to expect growth in underlying revenue1 excluding transit in 2015/16
•      We expect modest growth in adjusted EBITDA.  This is despite a year-on-year impact of around £170m due to lower income from both ladder pricing and the sale of redundant copper, a higher pensions operating charge and          higher leaver costs.  We will also incur costs relating to the launch of our UEFA Champions League and UEFA Europa League content in the year

• Normalised free cash flow4 is expected to be around £2.8bn. This compares with £2,830m in 2014/15 and is despite an increase of around £90m in ordinary pension contributions
• No change to our dividend and share buyback outlook

1 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals and is before depreciation and amortisation
3  Before specific items
4 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

GROUP RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2015

	Fourth quarter to 31 March			Year to 31 March
	2015	2014	Change	2015	2014	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,639	4,748	(2)	17,851	18,287	(2)
- reported (see Note below)	4,709	4,748	(1)	17,979	18,287	(2)
- underlying revenue2 excluding transit			(1.3)			(0.4)
EBITDA
- adjusted1	1,819	1,705	7	6,271	6,116	3
- reported (see Note below)	1,712	1,611	6	6,018	5,840	3
Operating profit
- adjusted1	1,169	1,054	11	3,733	3,421	9
- reported	1,062	960	11	3,480	3,145	11
Profit before tax
- adjusted1	1,030	901	14	3,172	2,827	12
- reported	842	747	13	2,645	2,312	14
Earnings per share
- adjusted1	10.0p	9.0p	11	31.5p	28.2p	12
- reported	8.4p	7.2p	17	26.5p	25.7p	3
Full year proposed dividend				12.4p	10.9p	14
Capital expenditure	678	574	18	2,326	2,346	(1)
Normalised free cash flow3	1,267	1,346	(6)	2,830	2,450	16
Net debt				5,119	7,028	£(1,909)m

Note: Reported revenue and EBITDA for the year ending 31 March 2015 include a specific item benefit of £128m relating to settlements reached for prior years following the Supreme Court judgment on ladder pricing.

Line of business results1

	Revenue			EBITDA			Free cash flow3
Fourth quarter to 31 March	2015	20144	Change	2015	20144	Change	2015	20144	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,789	1,927	(7)	347	319	9	599	559	7
BT Business	805	821	(2)	277	262	6	229	255	(10)
BT Consumer	1,100	1,068	3	317	269	18	207	216	(4)
BT Wholesale	571	571	-	174	152	14	93	219	(58)
Openreach	1,266	1,271	-	698	694	1	394	460	(14)
Other and intra-group items	(892)	(910)	(2)	6	9	(33)	(255)	(363)	(30)
Total	4,639	4,748	(2)	1,819	1,705	7	1,267	1,346	(6)
Year to 31 March
BT Global Services	6,779	7,269	(7)	1,047	1,041	1	349	499	(30)
BT Business	3,145	3,213	(2)	1,041	1,002	4	874	799	9
BT Consumer	4,285	4,019	7	1,031	833	24	813	472	72
BT Wholesale	2,157	2,422	(11)	561	614	(9)	278	372	(25)
Openreach	5,011	5,061	(1)	2,600	2,601	-	1,502	1,492	1
Other and intra-group items	(3,526)	(3,697)	5	(9)	25	n/m	(986)	(1,184)	(17)
Total	17,851	18,287	(2)	6,271	6,116	3	2,830	2,450	16
1 Before specific items.  Specific items are defined below and analysed in Note 4 to the condensed consolidated financial statements
2Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Certain results for the fourth quarter and year to 31 March 2014 have been restated. See Note 1 to the condensed consolidated financial statements n/m  = not meaningful

Notes:

1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.  Reconciliations of reported to adjusted revenue, operating costs and operating profit are set out in the Group income statement.  Specific items are set out in Note 4.  Reconciliations of EBITDA, adjusted profit before tax and adjusted EPS to the nearest measures prepared in accordance with IFRS are provided in Notes 7, 8 and 9 respectively.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to sustainable profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                                             Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                                                  Tel: 020 7356 4909

We will hold the fourth quarter and full year 2014/15 results presentation for analysts and investors in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We expect to publish the BT Group plc Annual Report & Form 20-F 2015 on 21 May 2015.  The Annual General Meeting of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX, on 15 July 2015 at 11.00am.

We are scheduled to announce results for the first quarter to 30 June 2015 on 30 July 2015.

About BT

BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4229M_-2015-5-6.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 07 May 2015